SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

V.I. Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	11-3238476
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

134 Coolidge Avenue, Watertown, Massachusetts 02472

(Address of Principal Executive Offices)

AMENDED AND RESTATED

1998 EMPLOYEE STOCK PURCHASE PLAN

(Full Title of the Plan)

John R. Barr

President and Chief Executive Officer

V.I. Technologies, Inc.

134 Coolidge Avenue

Watertown, MA (617) 926-1551

(Name, Address and Telephone Number of Agent for Service)

with copies to:

Steven N. Farber, Esq.

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-0100

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Common Stock, $0.01 par value	110,555 shares	$0.83	$91,760.65	$7.42

(1)	Pursuant to Rule 416 under the Securities Act of 1933, to the extent additional shares of our common stock may be issued or issuable as a result of a stock split or other distribution may be declared at any time by the Board of Directors while this registration statement is in effect, this registration statement is hereby deemed to cover all such additional shares of common stock.
(2)	This registration statement registers an additional 110,555 shares issuable under our Amended and Restated 1998 Employee Stock Purchase Plan. We have previously registered 89,445 shares (File No. 333-58601) under this Plan.
(3)	Estimated solely for the purpose of determining the registration fee and computed pursuant to Rules 457(c) and 457(h) based upon the average of the high and low prices on March 21, 2003 as reported by the Nasdaq National Market.

PART I

EXPLANATORY NOTE

Pursuant to Instruction E to Form S-8, the contents of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on July 7, 1998 (File No. 333-58601) relating to the registration of 89,445 shares of the Registrant’s common stock, $0.01 par value per share (the “Common Stock”) authorized for issuance pursuant to the Registrant’s Amended and Restated 1998 Employee Stock Purchase Plan (the “Plan”), is incorporated by reference in its entirety in this Registration Statement, except as to the items set forth below. This Registration Statement provides for the registration of an additional 110,555 shares of the Registrant’s Common Stock to be issued pursuant to the Plan.

This Registration Statement also contains a prospectus as provided by Instruction C to Form S-8, which relates to reoffers and resales of 48,194 shares of Common Stock by employees of the Registrant who have acquired these shares pursuant to the Plan prior to the filing of this Registration Statement.

REOFFER PROSPECTUS

48,194 Shares of Common Stock

V.I. TECHNOLOGIES, INC.

This reoffer prospectus relates to 48,194 shares of our common stock, $0.01 par value, that may be offered and sold from time to time by the selling stockholders identified on page 12.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on The Nasdaq National Market under the symbol “VITX.” On March 21, 2003, the closing sale price of the common stock as reported on The Nasdaq National Market was $0.89 per share.

An investment in our common stock involves risks. You should consider the factors described under “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is March 26, 2003.

ABOUT V.I. TECHNOLOGIES, INC.

Based on the demonstrated effectiveness of our science as presented in industry publications and presentations, and on our competitive analysis, we believe that we are a leading developer of innovative biotechnology products designed to improve the safety of the world’s blood supply. We have designed our proprietary INACTINE™ Pathogen Reduction System for red cells (the “INACTINE™ system”) based on our INACTINE™ technology to inactivate a wide range of pathogens, including viruses, bacteria, lymphocytes and parasites from red blood cells while preserving the therapeutic properties of the red blood cells. The INACTINE™ system has also demonstrated in pre-clinical trials the ability to remove, in a highly efficient fashion, prions that may cause “Mad Cow Disease” in cows and the human form of the disease, variant Creutzfeldt-Jakob Disease (“vCJD”). The technology works by binding to the RNA or DNA of the pathogen. Once bound, the compound forms an irreversible bond to the pathogenic nucleic acid, preventing replication and thereby “killing” the pathogens. Our lead product candidate, the INACTINE™ system, is in pivotal Phase III clinical trials. We are designing our INACTINE™ system to work with existing red blood cell bag and collection systems and to be easily integrated into the blood banking infrastructure. Over 40 million red cell units are transfused annually in the U.S., Europe and Japan, representing an over $4 billion market opportunity. We currently do not have any approved products and we have not made any commercial sales of our products under development.

Blood safety and availability remain a significant concern as new pathogens are discovered and the demand for blood products continues to increase. To reduce the risk of contamination of the blood supply with pathogens, blood banks currently screen donors using detailed questionnaires and screen the donated blood for five known pathogens. Although these safety measures have increased the safety of blood products overall, the risk of transmitting known and unknown pathogens remains. Our goal is to diminish this risk with our INACTINE™ system.

In order to accelerate product development and commercialization of our INACTINE™ system, we are actively engaged in discussions with potential distribution partners. We have a strategic relationship with Pall Corporation (“Pall”) and also have a contract development and manufacturing agreement with Haemonetics Corporation and a collaboration with Amersham Pharmacia Biotech.

We were organized under the laws of the State of Delaware in December 1992. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is (617) 926-1551. Our website address is www.vitechnologies.com. The contents of our website are not part of this prospectus.

INACTINE™ is a trademark of V.I. Technologies, Inc.

RISK FACTORS

You should carefully consider the risks described below before you decide to buy our common stock. If any of these risks actually occurs, our business could be harmed which could cause the trading price of our common stock to decline, and you could lose all or part of your investment. These risks should be read in conjunction with the other information set forth in this prospectus.

Risks Related to Our Business

We have historically incurred operating losses and these losses will continue.

We have historically incurred substantial operating losses due to our research and development activities in blood safety and we expect these losses to continue for the foreseeable future. As of December 28, 2002, we had an accumulated deficit of approximately $128.8 million. Our year-to-date losses as of December 28, 2002 were $20.0 million. During the next several years we will continue our INACTINE™ development efforts and other research activities. The INACTINE™ red blood cell Phase III clinical trial program will be conducted in the U.S. and clinical studies will likely occur in other geographic markets. Product commercialization activities will be at a higher level and our expenditures for research and development will likely increase. We are actively seeking marketing partners who would provide financial support to our INACTINE™ red blood cell program; however, at this time we are not able to assess the probability of success in attracting partners or the timing and amount of their financial support. It is likely that we will continue to incur operating losses for the foreseeable future.

We will need additional capital in the future, but our access to such capital is uncertain.

Our current resources are insufficient to fund all of our commercialization efforts. As of December 28, 2002 we had cash on hand of $7,249,000 and funding commitments from Pall Corporation totaling $6,500,000 million through a combination of a $4,000,000 equity milestone investment, the receipt of which is conditional on the receipt of proposed fundraising, plus available borrowings of $2,500,000 under a revolving credit facility. As of the date of this filing, we have drawn down the maximum available borrowings of $5,000,000 under the Pall credit facility. We are obligated to repay this amount to Pall upon the earlier of August 1, 2003 and the date on which we receive at least $15,000,000 in equity financing. We anticipate, based on expressions of interest we have received, that we will receive more than $15,000,000 in proceeds from the rights offering and the anticipated milestone investment from Pall. Accordingly, we expect that we will use a portion of the proceeds of this rights offering to repay the $5,000,000 obligation to Pall. Presently, we are consuming approximately $6,500,000 cash per quarter. We are proposing the sale of common stock in a maximum amount of approximately $20,000,000 under the terms of a rights offering to shareholders. A combination of available cash, anticipated Pall funding and a successful rights offering will provide sufficient cash resources for our activities during fiscal 2003. Our capital needs beyond fiscal 2003 will depend on many factors, including our success in negotiating marketing partnerships, the extent of our research and development activities, the scope of our clinical trial program, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of these activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of additional collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding, and we may not be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate one or more of our development programs;

•	obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our ability to continue as a going concern is dependent on future financing.

KPMG LLP, our independent auditors, have included an explanatory paragraph in their audit opinion on our consolidated financial statements for the fiscal year ended December 28, 2002, which highlights that our current cash balances and available borrowings under our revolving credit facility are insufficient to support our operations until the end of our next fiscal year, thereby raising substantial doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in KPMG LLP’s audit opinion on our consolidated financial statements for the fiscal year ended December 28, 2002 could have a detrimental effect on our stock price, proposed fund raising and our ability to raise new capital.

Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to our consolidated financial statements as a result of the outcome of the uncertainty described above. If we cannot continue as a going concern, we may have to liquidate our assets and we may be able to sell them for significantly less than the values at which they are carried on our consolidated financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts that holders of our common stock would receive, if anything, in liquidation

Our success depends on new products and systems which we are developing, but may be unable to commercialize due to numerous factors, including regulatory requirements on both us and our customers.

The success of our business depends on the successful development and commercialization of pathogen reduction products and systems, including products based on the INACTINE™ system. Successful commercialization of our products and systems under development depends, in significant part, on our ability to:

•	complete their development in a timely fashion;

•	demonstrate their safety in clinical trials;

•	obtain and maintain patents or other proprietary protections;

•	obtain required regulatory approvals;

•	implement efficient, commercial-scale manufacturing processes;

•	sell into relevant markets before competitors;

•	obtain approval for reimbursement under health care systems; and

•	establish and maintain sales, marketing, distribution and development collaborations.

Our pathogen inactivated blood products are under development and have not been approved by the FDA for marketing in the United States or by regulatory authorities in other countries. The process of obtaining regulatory approvals is generally lengthy, expensive and uncertain. Satisfaction of pre-market approval or other regulatory requirements of the FDA, or similar requirements of non-United States regulatory agencies, typically takes several years, depending upon the type, complexity, novelty and intended purpose of the product. The regulatory process includes pre-clinical (animal) studies and clinical (human) trials of each product to establish its safety and efficacy. During fiscal year 2002 we spent approximately $21,500,000 on research and development.

We must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrate our products are safe and effective before they can be approved for commercial sale. Our lead product, INACTINE™ Pathogen Reduction System for red cells, has completed Phase I and Phase II clinical trials in the United States. We commenced pivotal Phase III clinical trials, consisting of two studies, in December 2002. The FDA has concurred with the design of both of these studies. The results from pre-clinical studies and early clinical trials conducted by us will not ensure that results obtained in later clinical trials will be satisfactory to the FDA or foreign regulatory authorities. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Our completion of clinical trials may also be delayed by slower than anticipated patient enrollment, negative or inconclusive clinical results or other adverse events occurring during the clinical trials. Therefore, we cannot ensure that clinical trials will demonstrate sufficient safety and efficacy to obtain required marketing approvals on a timely basis, if at all.

Delays in our clinical testing or approval from government authorities will increase our product development costs and may impair our ability to commercialize our products and allow competitors to bring products to market before we do. Our clinical development plan for cellular products, including INACTINE™, assumes that only data from laboratory studies, not from human clinical trials, will be required to demonstrate efficacy in reducing pathogens and that clinical trials for these products will instead focus on demonstrating therapeutic efficacy, safety and tolerability of treated blood components. Although we have held discussions with the FDA concerning the proposed clinical plan for these products, this plan of demonstrating safety and efficacy may not ultimately be acceptable to the FDA or the FDA may reconsider any decision that this clinical plan is appropriate.

Even if our products receive approval for commercial sale, their manufacture, storage, marketing and distribution are and will be subject to extensive and continuing regulation in the United States by the federal government, especially the FDA, and state and local governments. The failure to comply with these regulatory requirements could result in enforcement action, including, without limitation, withdrawal of approval, which would harm our business. Later discovery of problems with our product may result in additional restriction on the product, including withdrawal of the product from the market. Regulatory authorities may also require post-marketing testing, which can involve significant expenses. Additionally, governments may impose new regulations, which could further delay or preclude regulatory approval of our products or result in significantly increased compliance costs.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies including those for the Americas, Middle East, Europe, and Asia and the Pacific have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration.

In addition to the regulatory requirements applicable to us and our products and systems, there are regulatory requirements applicable to our prospective customers, the blood banks that process and distribute both blood and blood products. Blood banks, such as the American Red Cross and the New York Blood Center, will be required to obtain approved license supplements from the FDA before using products processed with our pathogen reduction systems. FDA delays in approving these supplements may deter some blood centers from using our products. In addition, blood centers that do submit supplements may face disapproval or delays in approval that could in turn cause further delay or deter them from using our products.

If we fail to establish and maintain relationships with strategic collaborators and distributors, we may be unable to market our products.

We are dependent on enlisting strategic collaborators, including Pall Corporation, for sales, marketing and distribution support and for financial support in the development of our INACTINE™ Pathogen Reduction System for red cells. We are currently seeking new distribution partners for our INACTINE™ system for red cells. If we fail to develop new strategic partnerships or to maintain existing alliances, the failure will delay or possibly inhibit the commercialization of our products.

For example, in order to effectively market our products outside the United States, we may need to secure foreign marketing partners who have a strong presence in such foreign markets. Securing new corporate collaborators is a time-consuming process, and we cannot guarantee that the negotiations with new collaborators will yield positive results. Even if we find additional corporate collaborators to assist in the commercialization of existing or new product candidates, the terms of the arrangements may not be favorable or acceptable to us.

Our technologies are new and unproven. We will need to gain market acceptance to generate revenue.

We believe that market acceptance of our products and systems will depend on our ability to provide acceptable evidence of their safety, efficacy and cost-effectiveness. Implementation of our systems will involve new investment by our customers which we believe will result in significant improvements in safety and cost savings in health care. We believe that market acceptance of our products and systems will also depend upon the extent to which physicians, patients and health care payers perceive that the benefits of using our products and systems justify the additional costs and processing requirements. Our products and systems may not gain any significant degree of market acceptance among blood centers, physicians, patients and health care payers, even if clinical trials demonstrate safety and efficacy and necessary regulatory approvals and health care reimbursement approvals are obtained. If our products and systems fail to achieve market acceptance, we may never become profitable.

A small number of customers will determine market acceptance of our products.

A defined number of blood collection services will dominate the market for the INACTINE™ Pathogen Reduction System for red cells. In the United States, the American Red Cross and the America’s Blood Centers collect and distribute the vast majority of the nation’s supply of blood and blood components. Major United States blood centers include the New York Blood Center and the United Blood Services, each of which distributes approximately 6 percent of the nation’s supply of blood and blood components. In Western Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations’ blood and blood components supply. Failure to properly market, price or sell our products to any of these large customers could significantly diminish potential product revenue.

We rely on a limited number of suppliers to manufacture our inactivation compound and other components of our INACTINE™ Pathogen Reduction System for red cells.

Our INACTINE™ system uses a small molecule compound known as PEN110 to inactivate pathogens. We have a contract with one manufacturer for PEN110 and are currently seeking to qualify additional manufacturers to produce this compound to meet our anticipated commercialization requirements. If any of these manufacturers, which have not yet been identified, cannot produce and deliver this compound in the required quantities, to the required standards, or in a timely manner we may face delays in the commercialization of the INACTINE™ system before we are able to identify alternate or additional manufacturers to meet these requirements.

The procedure for inactivating pathogens using the INACTINE™ system requires the use of a cell washing system to remove PEN110, cell debris and other impurities. We are currently using a cell washing system manufactured by Haemonetics, which we exclusively license from Haemonetics pursuant to a development and manufacturing agreement. When and if our INACTINE™ system is commercialized, Haemonetics will provide contract manufacturing services for the cell washing equipment and associated disposables. If Haemonetics fails to deliver an adequate supply of the cell washing systems and disposables, we would be required to identify other third-party manufacturers. We may not be able to identify such manufacturers on a timely basis or enter into contracts with such manufacturers on reasonable terms, if at all. Any delay in the availability of the cell washing system and the disposables from Haemonetics could delay commercialization and subsequent sales of the INACTINE™ system. Furthermore, the inclusion of cell washing systems manufactured by others could require us to seek new approvals from governmental regulatory authorities, which could result in delays in product delivery. We may not be able to receive any such required regulatory approvals.

If we do not successfully distinguish and commercialize our technology, we may be unable to compete successfully or to generate revenue significant to sustain our operations.

The biotechnology industry, including the fields of transfusion medicine and therapeutic use of blood products, is highly competitive and subject to significant and rapid technological change. Accordingly, our success will depend, in part, on our ability to respond quickly to such change through the development and introduction of new products and systems.

Many of our competitors or potential competitors, including our principal competitors Cerus Corporation and Gambro, have substantially greater financial and other resources than we have and may also have greater experience in conducting pre-clinical studies, clinical trials and other regulatory approval procedures as well as in marketing their products. If we or our corporate partners commence commercial product sales, we or our corporate partners will be competing against companies with greater marketing and manufacturing capabilities. Our competitors may obtain patent protection, receive FDA approval or commercialize products before we do. Our ability to compete successfully against currently existing and future alternatives to our pathogen reduction technology and competitors who compete directly with us in the pathogen reduction industry will depend, in part, on our ability to:

•	attract and retain skilled scientific and research personnel;

•	develop technologically superior products;

•	develop competitively priced products;

•	obtain patent or other required regulatory approvals for our products;

•	be early entrants to the market; and

•	Manufacture, market and sell our products, independently or through collaborations.

If we are unable to protect our intellectual property, we may not be able to operate our business profitably.

Our success depends on our ability to develop proprietary products and technologies, to obtain and maintain patents, to protect trade secrets, and to prevent others from infringing on our proprietary rights. We have exclusive patents, licenses to patents and patent applications covering critical components of our technologies. We also seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees and certain contractors. Our patents, pending patent applications and licensed technologies may not afford adequate protection against competitors, and any pending patent applications now or hereafter filed by or licensed to us may not result in patents being issued. We cannot be certain that our confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others, disputes may arise as to the rights related to or resulting from the know-how and inventions. In addition, the laws of certain non-United States countries do not protect intellectual property rights to the same extent, as do the laws of the United States. Medical technology patents involve complex legal and factual questions and, therefore, we cannot predict with certainty their enforceability.

Our patents or patent applications, if issued, may be challenged, invalidated or circumvented, or may not provide protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may obtain patent protection or other intellectual property rights for technology similar to ours that could limit our ability to use our technology or commercialize products that we may develop.

Litigation may be necessary to assert claims of infringement, to enforce patents issued to us, to protect trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unable to protect our technology, trade secrets or know-how, we may be unable to operate profitably.

If we are unable to operate our business without infringing upon intellectual property rights of others, we may not be able to operate our business profitably.

Our success depends on our ability to operate without infringing upon the proprietary rights of others. We are aware that patents have been applied for and/or issued to third parties claiming technologies for decontamination of blood and blood products that may be similar to those needed by us. We endeavor to follow developments in these fields and we do not believe that our technologies and/or products infringe upon any proprietary rights of third parties. To the extent that planned or potential products turn out to be covered by patents or other intellectual property rights held by third parties, we would need a license under such patents or other intellectual property rights to continue development and marketing of our products. Any required licenses may not be available on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties’ patents or we may not be able to proceed with the development, manufacture or sale of our products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unsuccessful in defending against claims of infringement, we may be unable to operate profitably.

If we lose or are unable to hire and retain qualified personnel, we may not be able to develop our products and technology.

We are highly dependent on the members of our scientific and management staff but have no formal employment agreements with our employees. Although we believe we have been successful in attracting and retaining our employees, we may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for such personnel among other companies and research and academic institutions. If we lose an executive officer or certain key members of our research and development staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and technology may be hindered. We have not purchased any key-man life insurance. To date, no executive officer or key employee has notified us of any plans to terminate employment with us.

Third-party reimbursement policies may adversely affect our ability to commercialize and sell our products and services.

Our ability to successfully commercialize our products depends in part on the extent to which appropriate levels of reimbursement for our products and related treatments are obtained from government authorities, private health insurers, third party payers, and other organizations, such as managed care organizations, or MCOs. Any failure by doctors, hospitals and other users of our products or systems to obtain appropriate levels of reimbursement could adversely affect our ability to sell these products and systems.

Significant uncertainty exists about the reimbursement status of newly approved medical products and services. Reimbursement in the United States or foreign countries may not be available for any of our products, reimbursement granted may not be maintained, and limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of, our products. We anticipate that we will need to work with a variety of organizations to lobby government agencies for improved reimbursement policies for our products. However, we cannot guarantee that such lobbying efforts will take place or that they will ultimately be successful.

We use and generate hazardous materials in our research activities. Defending against any claims relating to the improper handling, storage, release or disposal of these materials could be time consuming and costly.

We are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. There can be no assurance that we will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development activities, including development of the INACTINE™ Pathogen Reduction System for red blood cells, involve the controlled use of hazardous materials, including certain hazardous chemicals, viruses and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standard prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our insurance limits and our cash resources.

We may face exposure to product liability claims.

We may face exposure to product liability and other claims due to allegations that our products cause harm. These risks are inherent in our Phase III clinical trials which are currently underway and in the testing, and future manufacturing and marketing of human blood products, including our INACTINE™ system. Although we currently maintain product liability insurance, such insurance may not be adequate and we may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If we are unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, we could be inhibited in the commercialization of our products which could have a material adverse effect on our business.

Risks Related to Our Stock

Our stock price is volatile and you may not be able to resell your shares at or above the price you paid for them.

We first publicly issued common stock on June 11, 1998 at $12.00 per share in our initial public offering. Between June 11, 1998 and March 21, 2003 the closing sale price has ranged from a high of $17.63 per share to a low of $0.40 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;

•	the announcement of new products or services by us or competitors;

•	changes in or failure to meet earnings estimates by securities analysts;

•	sales of common stock by existing stockholders or the perception that these sales may occur;

•	adverse judgments or settlements obligating us to pay damages;

•	negative publicity;

•	loss of key personnel;

•	developments concerning proprietary rights, including patents and litigation matters; and

•	regulatory developments in both the United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on our revenue and earnings.

We may not be able to comply with The Nasdaq National Market continued listing requirements.

On November 11, 2002, we received notice from The Nasdaq Stock Market, Inc. (“Nasdaq”) that our common stock had failed to maintain the minimum bid price closing requirement of $1.00 for 30 consecutive trading days required to maintain continued listing on the Nasdaq National Market. The letter specified that, unless our common stock closes at a minimum bid price of $1.00 or more for ten consecutive days by February 10, 2003, Nasdaq would notify us at that time of its intent to delist the stock. The letter also stated that we could appeal any delisting notification received at that time. On January 30, 2003, The Nasdaq Board of Directors voted to modify its rules for continued listing to provide an extension of the grace period for compliance with the minimum bid price. The proposed new rules were approved by the SEC on March 11, 2003. On March 19, 2003, we received a letter from Nasdaq indicating that we now have until May 12, 2003 to regain compliance with the requirements for continued listing on the Nasdaq National Market. If our closing bid price remains below $1.00, our Board of Directors will consider effecting a reverse stock split. The November 11, 2002 letter also indicated that we have fallen below the requirement that the market value of our publicly held shares be at least $5 million. On November 22, 2002, we sent a letter to Nasdaq disputing their contention that we were not in compliance with their market value requirement. Although we have had no formal response to this letter since that date, the March 19, 2003 letter indicates that Nasdaq no longer contends that the market value of our publicly held shares is below $5 million. Delisting could have an adverse effect on our price and trading volume, and stockholders might find it more difficult to dispose of their shares of our common stock.

The sale of a substantial number of shares of our common stock could cause the market price of our common stock to decline and may impair our ability to raise capital through additional offerings.

Our executive officers, directors and holders of more than 5% of our common stock collectively beneficially own approximately 68% of the outstanding common stock as of March 1, 2003. In addition, if we receive commitments from any of these stockholders to acquire shares of our common stock in our proposed rights offering, that ownership percentage could substantially increase. The 19.8 million shares of our common stock offered for sale in the proposed fundraising will be immediately freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares purchased by an “affiliate” of ours (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. In addition, approximately 1,475,000 shares of common stock issuable upon exercise of vested stock options could become available for immediate resale if such options were exercised. Sale, or the availability for sale, of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

Our largest stockholder, Ampersand Ventures, owns sufficient shares of our common stock to significantly affect the results of any stockholder vote.

Our largest stockholder, Ampersand Ventures, beneficially owns or controls approximately 29% of our common stock as of March 1, 2003 and could increase its percentage ownership of our common stock as a result of its participation in our proposed fundraising. Ampersand Ventures (including its affiliates), has expressed interest in the purchase of up to 10,800,000 shares in our proposed rights offering. Under certain conditions, Ampersand could own directly and indirectly up to 39.8% of our outstanding shares following the closing of the offering. Certain matters which, under our restated Certificate of Incorporation, require a 66 2/3% vote by the stockholders for approval may be delayed or blocked by Ampersand Ventures, either alone or in collaboration with any other 5% or more stockholder. These matters include the election of the Board of Directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction.

In addition, our executive officers and directors, including those directors representing Ampersand Ventures, beneficially own approximately 49% of our common stock as of March 1, 2003, which percentage could also increase as a result of participation by such stockholders and their affiliates in the proposed fundraising. As a result, these executive officers and directors as a group have the ability to significantly influence the outcome of matters requiring a stockholder vote.

Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.

Certain provisions of our restated certificate of incorporation and restated by-laws in effect as of the effective date of this offering, as well as the Delaware General Corporation Law (the “DGCL”), reduce the power of stockholders generally, even those with a majority of the voting power in our Company, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

In addition, our restated certificate of incorporation and restated by-laws provide that stockholder action may not be effected without a duly called meeting. Our restated certificate of incorporation and restated by-laws also do not permit our stockholders to call special meetings of stockholders. This effectively limits the ability of our stockholders to conduct any form of consent solicitation.

Provisions of the DGCL, our restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of our Company without approval of our Board of Directors, even if such acquisition were beneficial to other stockholders. Moreover, the provisions of the DGCL and our restated certificate of incorporation and restated by-laws relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the common stock. Such provisions also allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS

This reoffer prospectus relates to 48,194 shares of common stock which have been acquired by the selling stockholders pursuant to the Amended and Restated 1998 Employee Stock Purchase Plan. In addition to the selling stockholders named below, this reoffer prospectus covers and may be used by unnamed non-affiliate selling stockholders who individually hold less than 1,000 shares (10,167 shares in the aggregate) issued under the Amended and Restated 1998 Employee Stock Purchase Plan and being sold under this  reoffer prospectus.

The following table sets forth the name and number of shares of common stock being offered by the selling stockholders pursuant to this reoffer prospectus. All of the selling stockholders are employees or former employees of V.I. Technologies, Inc. John Barr is our President and Chief Executive Officer.

Name of Selling Stockholder	Number of Shares to be Offered Hereby
John Barr	2,745
Ana Burke	1,109
Katherine Burri	1,538
Tiffany Crowell	2,872
Fran Devellis	2,628
Kate Findlen	1,103
Lea Hagigi	3,825
Russell Herrig	1,640
James Hope	1,142
Jeff Horrigan	1,849
Vasudevacharya Jayarama	1,871
Kenneth Lacourse	2,296
Peter Lessard	2,872
Christopher Linsky	1,019
D. Lunderville	1,601
Paul McGoff	2,212
Irina Serebryanik	1,259
Diane Silva	3,248
Nicole Traut	1,288
Unnamed non-affiliates of the Company	10,167

Total	48,194	(1)

(1)	This total includes 3,279 shares of Common Stock previously registered on Form S-8 (File No. 333-58601), which registered 89,445 shares under the Employee Stock Purchase Plan.

PLAN OF DISTRIBUTION

As used in this reoffer prospectus, selling stockholders includes donees, pledgees, transferees or other successors-in-interest selling shares received from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this reoffer prospectus. If we are notified by a donee, pledgee, transferee or other successor-in-interest that it intends to sell more than 500 shares, a supplement to this reoffer prospectus will be filed if required.

The shares being offered by the selling stockholders may be sold in one or more transactions:

•	on The Nasdaq National Market;

•	on any market where V.I. Technologies, Inc.’s common stock is then traded;

•	with broker-dealers or third parties (including block sales);

•	in privately negotiated transactions;

•	in connection with short sales;

•	in connection with writing call options or in other hedging arrangements; or

•	involving a combination of these methods.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, at fixed prices or at a combination of these prices. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

We cannot assure that all or any of the shares offered hereby will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered hereby, may be deemed “underwriters” as that term is defined under the Securities Act, and any commissions received by them or profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

We will pay any expenses of registering the shares offered by the selling stockholders using this reoffer prospectus. We will not pay selling commissions or expenses associated with any sales by the selling stockholders.

To comply with the securities laws of certain jurisdictions, the shares offered by this reoffer prospectus may need to be offered or sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other person. The foregoing may affect the marketability of the shares.

To the extent required, we will amend or supplement this reoffer prospectus to disclose material arrangements regarding the plan of distribution.

LEGAL MATTERS

Our counsel, Palmer & Dodge LLP, Boston, Massachusetts, will pass on the validity of the shares of common stock offered by this reoffer prospectus.

EXPERTS

The consolidated financial statements of V.I. Technologies, Inc. incorporated in this reoffer prospectus by reference to the Annual Report on Form 10-K for the year ended December 28, 2002 have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this reoffer prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this reoffer prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 28, 2002, filed with the SEC on March 26, 2003.

•	Current Reports on Form 8-K, filed with the SEC on August 8, 2002, February 6, 2003, February 21, 2003 and February 28, 2003.

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on May 13, 1998, including any amendment or reports filed for the purpose of updating such description.

We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to Thomas T. Higgins, Chief Financial Officer (617) 926-1551.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information contained in this reoffer prospectus. We have not authorized any other person to provide you different information. You should not assume that the information in this reoffer prospectus is accurate as of any date other than the date below.

We file annual, quarterly, and special reports and proxy statements and other information with the SEC. Our File Number is 0-24241. You may read and copy any document that we file at the SEC’s Public Reference Room at 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s Web site at http://www.sec.gov. Copies of certain information filed by us with the Commission are also available on our Web site at http://www.vitechnologies.com. Our Web site is not part of this reoffer prospectus. Our common stock is listed on the Nasdaq National Market.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Commission are incorporated herein by reference:

(a) The Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002.

(b) All other reports of the Registrant filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the fiscal year covered by the annual report referred to in (a) above.

(c) The description of the Registrant’s Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on May 13, 1998, including any amendment or report filed hereafter for the purpose of updating such description.

All documents filed after the date of this Registration Statement by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act and prior to the filing of a post-effective amendment which indicates that all shares of Common Stock offered hereunder have been sold or which deregisters all shares of Common Stock remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

Item 7. Exemption from Registration Claimed.

The restricted securities to be reoffered and resold pursuant to this registration statement were issued under the Amended and Restated 1998 Employee Stock Purchase Plan in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. Each transaction involved the issuance of shares of common stock pursuant to the Amended and Restated 1998 Employee Stock Purchase Plan to persons who were employees of the Registrant and who had access to material information with respect to the Registrant.

Item 8. Exhibits.

See Exhibit Index on page 18.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Watertown, Commonwealth of Massachusetts, on March 26, 2003.

V.I. TECHNOLOGIES, INC.

By:	/S/ THOMAS T. HIGGINS
Thomas T. Higgins Executive Vice President, Operations, Chief Financial Officer, Treasurer and Secretary

POWER OF ATTORNEY

We, the undersigned officers and directors of the Company, hereby severally constitute and appoint John R. Barr and Thomas T. Higgins, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-8 (including pre-and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN R. BARR John R. Barr	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2003

/s/ SAMUEL K. ACKERMAN Samuel K. Ackerman	Chairman of the Board of Directors	March 26, 2003

/s/ THOMAS T. HIGGINS Thomas T. Higgins	Executive Vice President, Operations and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2003

/s/ DAVID TENDLER David Tendler	Director	March 26, 2003

/s/ DOROS PLATIKA Doros Platika	Director	March 26, 2003

/s/ JOSEPH M. LIMBER Joseph M. Limber	Director	March 26, 2003

Signature	Title	Date

/s/ RICHARD A. CHARPIE Richard A. Charpie	Director	March 26, 2003

/s/ IRWIN LERNER Irwin Lerner	Director	March 26, 2003

/s/ JEREMY HAYWARD-SURRY Jeremy Hayward-Surry	Director	March 26, 2003

/s/ PETER D. PARKER Peter D. Parker	Director	March 26, 2003

/s/ DAMION E. WICKER Damion E. Wicker	Director	March 26, 2003

Exhibit Index

Exhibit Number	Description of Exhibit
4.2

Certificate of Amendment of Restated Certificate of Incorporation, dated November 12, 1999, filed as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 30, 2000, and incorporated herein by reference.

4.3

Certificate of Amendment of Restated Certificate of Incorporation, dated May 30, 2001, filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form S-3 dated March 22, 2001, as amended on June 4, 2001 (Registration Statement No. 333-57418) and incorporated herein by reference.

4.4

Certificate of Amendment of Restated Certificate of Incorporation, dated March 10, 2003, filed as Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002, and incorporated herein by reference.

4.5

Amended and Restated By-laws of the Company, filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form S-3 dated March 22, 2001, as amended on June 4, 2001 (Registration Statement No. 333-57418) and incorporated herein by reference.

5	Opinion of Palmer & Dodge LLP.

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Palmer & Dodge LLP. Included in Exhibit 5.

24	Power of Attorney. Contained on the signature page hereto.

99	Amended and Restated 1998 Employee Stock Purchase Plan.